To:	Holders of Sun Life Financial Inc. (“SLF”) Class A Non-Cumulative Preferred Shares, Series 1,2,3,4 and 5
Annual Financial Statements
Canadian securities regulations allow you to decide annually if you wish to receive SLF’s annual financial statements and related management’s discussion and analysis, which are contained in its Annual Report.
You will only receive the 2008 Annual Report if you complete and return this request form in the enclosed business return envelope. You will be asked this question annually.
The 2007 Annual Report is available at: www.sunlife.com OR www.sedar.com.
Thank you for investing in Sun Life Financial.

☐	YES – I wish to receive the 2008 Annual Report

	Signature	Date (dd/mm/yy)
Enclosed is a Request for Delivery of Financial Statements card that you should complete and return if you wish to receive interim financial statements and related management’s discussion and analysis for SLF.
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Destinataires :	Les porteurs d’actions priviléges à dividende non cumulatif de catégorie A, série 1,2,3,4,5 de la Financière Sun Life inc. (la « FSL »)
États financiers annuels
Les règlements canadiens sur les valeurs mobilières vous permettent de décider chaque année si vous souhaitez recevoir le Rapport annuel de la FSL qui contient les états financiers annuels et le rapport de gestion s’y rapportant.
Vous ne recevrez le Rapport annuel de 2008 que si vous nous retournez le présent formulaire de demande dûment rempli dans l’enveloppe-réponse ci-jointe. Nous vous poserons cette question chaque année.
Le Rapport annuel de 2007 est accessible sur les sites www.sunlife.com OU www.sedar.com.
Nous vous remercions d’avoir investi dans la Financière Sun Life.

☐	OUI – Je désire recevoir le Rapport annuel de 2008

	Signature	Date (jj/mm/aa)
NOTA :  Vous trouverez ci-joint une fiche de demande d’inscription à la liste d’envoi des états financiers. Si vous désirez recevoir les états financiers intermédiaires et le rapport de gestion s’y rapportant de la FSL, vous n’avez qu’à nous retourner cette fiche dûment remplie.